As filed with the Securities and Exchange Commission on November 12, 2003 Registration No. 333-108406
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

DIGITAL VIDEO SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	77-0333728
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
430 Cambridge Avenue, Suite 110 Palo Alto, California 94306 (650) 322-8108
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Douglas T. Watson Chief Executive Officer Digital Video Systems, Inc. 430 Cambridge Avenue, Suite 110 Palo Alto, California 94306 (650) 322-8108
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Don S. Williams, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	3,923,736(2)	$2.59	$10,162,476.24	$822.15(3)

(1) Estimated solely for purposes of determining the registration fee and computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock on November 10, 2003 as reported on The Nasdaq SmallCap MarketSM.

(2) Includes 1,949,007 shares of common stock issuable upon the exercise of warrants held by the selling stockholders.

(3) The registrant previously paid $396.79 of the registration fee with its filing of the Registration Statement on Form S-3, file No. 333-108406, filed with the Commission on August 29, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated November 12, 2003

PROSPECTUS

3,923,736 Shares

DIGITAL VIDEO SYSTEMS, INC.
 Common Stock

This prospectus is part of a registration statement that we filed with the SEC using the shelf registration process. It relates to the public offering, which is not being underwritten, of 3,923,736 shares of our common stock that are currently held by the selling stockholders, of which 1,949,007 shares are issuable upon the exercise of warrants held by some of the selling stockholders. This prospectus may also be used by the selling stockholders' pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled "Selling Stockholders" on page 14 for a list of the selling stockholders. We issued such shares to the selling stockholders in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 15. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol DVID. On November 11, 2003, the last sale price of our common stock was $2.73 per share.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus dated November __, 2003

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

THE COMPANY

Digital Video Systems, Inc. was founded in 1992 to develop, manufacture and market digital video compression and decompression hardware and software for entertainment, commercial and educational applications. Since our inception, we have been involved in the marketing and development of a variety of products and technologies in the digital video arena, such as video CD players, the design of decoder chips, networked video servers that provide near Video-on-Demand, digital Ad-Insertion systems that automatically insert digital video commercials into broadcasting programs, video players for commercial kiosk applications, DVD players under agreements with original equipment manufacturers (OEMs) or under the DVS brand name, and other products developed for the computer peripheral market. During the fiscal year ended March 31, 1999, we migrated our product offerings into DVD technology, while phasing out certain older discontinued product lines. Our current product offerings primarily include DVD loaders, DVD-ROM drives and DVD players.

Our principal offices are located at 430 Cambridge Avenue, Suite 110, Palo Alto, California 94306. In addition, we have sales offices in California and Shenzhen, China. Our Korean subsidiary, DVS Korea Co., Ltd. (DVS Korea) is located in Seoul, Korea. The telephone number of our principal offices is (650) 322-8108. Our website is located at www.dvsystems.com. The information contained on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the document incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of the management of the company as well as assumptions made by and information currently available to the management of the company. Statements that are not based on historical facts, which can be identified by the use of such words as likely, will, suggests, target, may, would, could, anticipate, believe, estimate, expect, intend, plan, predict, and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in the section entitled "Risk Factors." These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of our quarters, general economic conditions, the pace of spending and the timing of economic recovery in the consumer electronics industry, our inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses the company may incur, or the inability to identify expenses which can be eliminated. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward-looking statements.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

Our operating results fluctuate significantly, and an unanticipated decline in revenue or earnings may disappoint investors or securities analysts and result in a decline in our stock price.

Our recent growth rate may not be sustainable and you should not use our past financial performance to predict future operating results. In addition to the losses incurred in the six months ended June 30, 2003 and during the year ended December 31, 2002, we have incurred substantial net losses in the past, as recently as, among others, fiscal years ended March 31, 1999, 1998 and 1997. We also expect to generate losses as we invest heavily in R&D personnel and engineers in connection with our research and development efforts related to new product development during 2003. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are not within our control:

  the availability, timely delivery and cost of components from our suppliers;
  competitive pressures and related changes in selling prices;
  fluctuations in manufacturing yields and significant yield losses which affect our ability to fulfill orders;
  recent trends by current and former customers to implement their own DVD loader manufacturing operations, and whether entities that do so continue to buy sub-assemblies from us;
  new product announcements and introductions for competing products by us or our competitors;
  the rate at which our products become obsolete;
  unpredictability of changes in demand for, or in the mix of, our products;
  the gain or loss of significant customers;
  market acceptance of products utilizing our technologies;
  changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
  exchange rate fluctuations;
  general economic, political and environmental-related conditions, such as natural disasters;
  difficulties in forecasting, planning and management of inventory levels, which may trigger lower of cost or market inventory adjustments;
  unanticipated research and development expenses associated with new product introductions;
  the timing of significant orders and of license and royalty revenue; and
  the seasonality in our business.

A downturn in the market for consumer products such as personal computers and DVD players that incorporate our products can also harm our operating results. In addition, some of our customers may place orders at or near the end of a quarter. As a result, we may not learn of revenue shortfalls until late in a quarter and may not be able to predict future revenues with accuracy. Additionally, a large portion of our costs consists of salaries for personnel and materials that must be ordered several months in advance. These costs are based in part on our expectations for future revenues and are relatively fixed in the short term. As a result, any revenue shortfall below expectations could harm our business.

Our capital resources may not be sufficient to meet our capital requirements.

Since our inception, we have periodically experienced negative cash flow from operations and could experience significant negative cash flow from operations in the future. Our current and future capital requirements are substantial and we cannot be certain that cash generated from operations will be sufficient or that financing will be available at favorable terms when required, or at all. If our capital resources are insufficient to meet future capital requirements, we may not meet our financial obligations to our creditors when they become due or we may have to curtail or cease certain operations.

We depend on a limited number of foreign suppliers to manufacture certain key components, and these manufacturers may not be able to satisfy our requirements, which could cause our revenues to decline.

We currently buy certain key components, including optical pick-ups, motors, central processing units and certain other integrated circuits from a limited number of suppliers including, Zoran, Mediatech, and Hitachi. We anticipate that these suppliers will manufacture sufficient quantities of these key components to meet our production requirements. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices, we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm our operating results. Any constraints on worldwide manufacturing capacity of these key components may affect our ability to obtain adequate supplies from these manufacturers. Although our on-going relationships with our key suppliers are material in the aggregate, we do not have any specific agreement with any supplier that is material to our business. We purchase materials from suppliers on an as-needed basis through individual purchase orders, none of which is material to our business or results of operations. In certain instances, we have failed to meet the demand for our products or the scheduled shipment dates due to our inability to obtain a sufficient supply of certain key components from our suppliers. The suppliers with which we currently are working with, together with any additional supplier at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and increasing new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our suppliers. Such disruptions, shortages and price increases could seriously harm our operating results.

If we are unable to increase our manufacturing capacity, we may not achieve our planned growth.

Notwithstanding our recent expansion efforts, in order to grow, we need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our manufacturing capacity. In addition, if we cannot satisfactorily increase our manufacturing capacity, our ability to grow will be severely impaired and this may harm our operating results.

Our financing requirements will increase in order to obtain additional manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with other companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing on terms acceptable to us, if at all.

If we or our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires certain components produced in a highly controlled and clean environment. Companies that supply our components sometimes have experienced problems achieving acceptable manufacturing yields. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the components are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on overseas suppliers of certain key components, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

If our suppliers discontinue the manufacturing processes or lines needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our products' requirements may represent a small portion of the total production of the suppliers that manufacture our components. As a result, we are subject to the risk that a supplier may cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our suppliers will continue to devote resources to advance the production technologies on which the manufacturing of our parts is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

Our growth and future profitability depend upon our ability to successfully develop and commercialize new DVD products.

During the last three years, a substantial amount of revenues have been generated by the DVD product line, which is currently central to our growth strategy. The market for this line of products has experienced intense competition and is highly price sensitive. The average unit selling price for our DVD loader products has decreased and we expect it to continue to decrease in the foreseeable future. Unless we obtain an equally reduced cost of revenues, our gross margins will continue to decline. In addition, successful development and commercialization of new products is essential to our growth and future profitability. While we are currently developing and introducing new products in this product line, we cannot assure you that these products will reach the market in a timely manner, satisfactorily address customer needs, be sold in high volume, or be sold at profitable margins. In addition, we expect to generate losses as we invest heavily in R&D personnel and engineers during 2003.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand; therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

  significant pricing pressures that occur due to competition, over-supply, or other reasons;
  sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and
  the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on customers' advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonal or other factors. From time to time, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

It usually requires a number of months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, over a period which typically lasts months or longer. As a result, a significant period of time may elapse between the time we incur expenses from our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could adversely affect our ability to maintain or increase sales of our products.

We compete with major international electronics companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor components and have been active in increasing their market shares and their capacity for the production of competing products. Our DVD products presently account for substantially all of our revenues. Our competitors or potential competitors include Hitachi, Toshiba, Sony, Pioneer, Teac, Sanyo, Samsung, Philips, LG, and many others. Some of our competitors or potential competitors are also suppliers of key components for some of our products. In these cases, our competitors may have divisions making competing DVD products that have access to some of our proprietary information through the divisions supplying components to us, or exert influence on the parts supplying divisions in ways that may adversely affect our parts supply. These actions would adversely affect our competitiveness and sales. Competition may also come from alternative technologies being developed by these companies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

  rapidly changing technologies;
  evolving and competing industry standards;
  changing customer needs;
  frequent new product introductions and enhancements;
  increased integration with other functions; and
  rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. In addition, DVD products involve continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on our principal management and engineering staff. There is intense competition for qualified personnel in our industry, in particular the highly skilled technical personnel involved in the development of DVD technologies and the production of DVD products. Competition is especially intense in Silicon Valley, where our corporate headquarters are located, and in South Korea, where our DVD products have been designed and where most of our manufacturing takes place. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key technical and management personnel could harm our business.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights, and we may be unable to do so.

We rely on a combination of patent, trade secrets, copyright and mask work production laws and rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries, such as China and South Korea, where the laws may not protect our proprietary rights as fully as in the United States. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We have acquired ownership or license to a number of patents or patent applications related to our products. However, we cannot assure you that any pending patent application will be granted, or that such patents will provide adequate protection for our intellectual property. Since our competitors may design around our patents or otherwise independently develop competing technology, our operating results would be seriously harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose such litigation, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages, which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In addition, we receive from time to time letters or communications from other companies stating that such companies have patent rights relating to our products. Any legal finding that we infringe the patent of another company would have a significantly negative effect on our operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using or selling any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could have a negative effect on our operating results. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock. Whether or not we are successful in any litigation, we expect the litigation to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

General economic conditions may reduce our revenues and harm our business.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. Because of the recent economic slowdown in the United States, many industries are delaying or reducing technology purchases. The impact of this slowdown on us is difficult to predict, but it may result in reductions in purchases of products by our end-user customers, longer sales cycles and increased price competition. As a result, if the current economic slowdown continues or worsens, we may fall short of our revenue expectations for 2003 or 2004.

Our business may suffer due to risks associated with international sales and operations.

Sales of products overseas accounted for 90.8%, 99.7%, 98.1%, 99.0% and 99.4% of our revenues in the fiscal year ended March 31, 2000, the nine-month period ended December 31, 2000, the fiscal year ended December 31, 2001, the fiscal year ended December 31, 2002 and the six- month period ended June 30, 2003, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

  difficulties in complying with foreign regulatory requirements and standards;
  tariffs and other trade barriers relating to cross border transactions;
  costs and risks of localizing products for foreign countries;
  longer accounts receivable payment cycles from customers located in foreign countries;
  potentially adverse tax consequences resulting from changes in international tax regulations;
  limits on repatriation of earnings from our foreign operations; and
  limited ability to effect quality-control measures associated with our foreign operations.

We derived most of our product revenue from Asia during the last three years. Additionally, our major suppliers and assembly subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we currently do business, such as Japan, Taiwan and South Korea, experienced severe currency fluctuation and economic deflation. If such situations reoccur, it may negatively impact our total revenues and our ability to collect payments from customers in these regions. During such situations, the lack of capital in the financial sectors of these countries can make it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during such periods may exacerbate a decline in selling prices for our products as our competitors may reduce product prices to generate needed cash.

In addition, we are greatly impacted by the political, economic and military conditions in Taiwan and China, and North Korea and South Korea, which are continuously engaged in political disputes. These countries have recently conducted military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could severely negatively impact our operations, revenues, operating results, and stock price.

We may encounter significant difficulties in understanding local business practices that may require additional expenditures.

As a substantial portion of our operations are located in Asia and subject to foreign laws and regulations, our operations in Asia may be adversely affected by changes in local laws and regulations, such as those relating to accounting practices, taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Local governments may impose new, stricter regulations or interpretations of existing regulations, which would require additional expenditures. Asian economies may also differ in terms of structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency and rate of inflation, among others. As a result, we may encounter significant difficulties in understanding and addressing local business practices that may require us to incur additional expenses in connection with our international operations.

Because a small number of customers have accounted for, and are likely to continue to account for, a substantial portion of our revenues, our revenues could decline due to the loss of one of these customers.

Products sold to our top five customers accounted for approximately 47% and 61% of our revenues during the year ended December 31, 2002 and the six-month period ended June 30, 2003, respectively. Products sold to our top 10 customers accounted for approximately 75%, 88%, 67% and 77% of our revenues during the nine-month period ended December 31, 2000, the fiscal year ended December 31, 2001, the fiscal year ended December 31, 2002, and the six-month period ended June 30, 2003, respectively. In the quarter ended June 30, 2003, Daewoo accounted for 33% of our revenue. In the fiscal year ended December 31, 2002, Vestel accounted for 23% of our revenue. In the fiscal year ended December 31, 2001, SIIG accounted for about 37% of our revenue. In the fiscal year ended March 31, 2000, Hyundai accounted for about 36% of our revenue. In the nine-month period ended December 31, 2000, Hyundai accounted for about 42% of our revenue. No other customers accounted for more than 10% of our revenues during these three periods. If we were to lose any of these customers or experience any substantial reduction in orders from these customers, our revenues and operating results would suffer.

We do not have long-term contracts with our customers and the loss of a major customer could seriously harm our business.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would harm our financial results, as it is unlikely that we would be able to rapidly replace that revenue source.

Our backlog may not result in future revenue, which would seriously harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

Business interruptions could adversely affect our business.

Our operations are vulnerable to interruptions by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in Northern California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts occur, continue or increase in severity, they could disrupt the operations of our affected facilities. In connection with the shortage of available power, prices for electricity have risen dramatically, and may continue to increase for the foreseeable future. Such price changes will increase our operating costs, which could in turn hurt our profitability. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could harm our business.

We may require additional capital in order to bring new products to market, and the issuance of new equity securities will dilute your investment in our common stock.

To permit the growth of our business operations in the future, we need to expand our production capacity and bring new products to market, which will likely require significant working capital. We have established credit facilities with certain Korean banks with a total borrowing limit of about $56 million as of June 30, 2003. We have also formed alliances with state-run businesses in China, which have committed to substantial amounts of trade credit and financing for production in China under certain terms. However, there is no assurance that these credit facilities will always be available. We may also need to sell shares of our common stock or seek additional borrowings or outside capital infusions in the future. We cannot assure you that such financing options will be available on terms acceptable to us, if at all, and at the time and place that we need them. In addition, if we issue shares of our common stock, our shareholders will experience dilution with respect to their investment.

Our growth continues to place a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market and sell our products and develop new products may be harmed.

Our business is experiencing rapid growth which has strained our internal systems and will require us to develop or adopt more sophisticated information management systems in order to manage the business effectively. Although we have implemented an ERP system, there is no guarantee that this system and any new systems implemented in the future will be adequate to address our expected growth, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be seriously harmed.

The price of our common stock is likely to be volatile.

Our common stock has closed at prices ranging from a high of $6.23 on December 11, 2001 to a low of $1.08 on June 24, 2002. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past and could in the future be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of specific securities.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities.

We do not expect to pay dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Therefore, you may not receive any return on an investment in our common stock in the form of dividends.

Provisions of our corporate charter documents could delay or prevent a change of control.

Our Certificate of Incorporation grants our board of directors the authority to determine the relative rights and preferences of our preferred stock and gives the board the authority to issue such shares, all without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our company's assets upon liquidation, the right to special voting privileges, the right to receive dividends before dividends would be declared upon the common stock and the right to redemption of such shares, together with a premium, prior to the redemption of common stock. Our common stockholders have no redemption rights. The ability of the board to issue large blocks of preferred stock could have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such authority may delay or prevent a change of control of our company.

RISKS RELATED TO OUR INDUSTRY

The selling prices for our products are very volatile and subject to industry-wide fluctuations. Our success is dependent on the growth and strength of the PC market and the DVD video market.

With a focus on the DVD product line, most of our revenues in the last three years were generated from DVD products. Most of our new products currently being developed are in the DVD product line, particularly DVD loaders. The sales of our DVD loaders are related to the markets for DVD video discs and DVD video players. If we experience an unforeseen downturn in the markets for DVD video discs and DVD video players or a global over-supply in the production of DVD loaders, our results of operations from our DVD loaders business will be adversely affected. Our business could be harmed by such industry-wide fluctuations in the future.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, there are shortages or over-production of memory or other types of devices. Our business could be harmed by such industry-wide fluctuations in the future because our products incorporate these technologies. When a shortage occurs with one or more key components, it may be difficult for us to produce enough quantities of products to fill customers' orders, and it may require us to pay a higher price for the components in the event of a shortage, adversely affecting our margin and profitability.

There is seasonality in our business.

Sales of our products in the computer peripherals market and consumer electronics market are subject to seasonality. Seasonal purchasing patterns generally lead to higher sales occurring in the second half of each calendar year although there may be a sharp decline of sales near the Christmas and New Year's holidays. Sales to China and certain other Asian regions may also decline near the lunar New Year's holidays in January or February.

USE OF PROCEEDS

We will receive no part of the proceeds of any sales or transactions made by the selling stockholders (and/or their respective pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer). All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. 1,949,007 shares of common stock covered by this prospectus are shares underlying warrants with exercise prices ranging from $1.34 per share to $2.80 per share. The weighted average exercise price for the warrants is $2.25 per share. Assuming all warrants are fully exercised by the holders in cash transactions, we will receive approximately $4,800,000 in proceeds from the exercise of these warrants. We intend to use the proceeds from the exercise of the warrants, if any, for general corporate purposes, including working capital and capital expenditures. See the sections entitled "Selling Stockholders" and "Plan of Distribution" below.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders as of October 31, 2003 and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Digital Video Systems, Inc. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

The percentage of beneficial ownership is based on approximately 8,243,211 shares of common stock outstanding as of October 31, 2003.

	Shares Beneficially	Number of Shares Which May Be Sold Pursuant to this	Shares Beneficially Owned After Offering (2)
Name of Selling Stockholder	Owned	Prospectus (1)	Number	Percentage
Sanctus Spiritus Antilles, N.V. (3)	306,321(4)	285,714(5)	30,607	*
Glenbrook Capital, L.P. (6)	642,964(7)	435,714(8)	207,250	2.5%
Glenbrook Capital Management (9)	299,364(10)	299,364(11)	--	*
Purling Holdings Limited (12)	213,861(13)	142,856(14)	55,000	*
Charles Stanley Rennie	145,435(15)	71,428(16)	25,000	*
Grover T. Wickersham, P.C. Employee Profit Sharing Plan	204,284(17)	204,284(17)	--	*
James Fred Buehler and Judith Lee Buehler	186,578(18)	71,428(18)	115,150	1.4%
John J. Arnold	19,284(19)	19,284(19)	-	*
John Fuller	115,250(20)	80,250(21)	35,000(22)	*
Robert Baker (23)	127,875(24)	40,250(25)	87,625(26)	1.0%
Venkatapathi Naidu Rayapati (27)	71,428(28)	71,428(28)	-	*
James K. Wickersham	110,000(29)	80,000(29)	30,000	*
David E. Zajicek, Trustee of the David E. Zajicek Revocable Trust Dated Sept. 27, 1989 as Amended and Restated	44,444(30)	44,444(30)	-	*
Jill and Grover Wickersham	77,142(31)	77,142(31)	-	*
Simon Wharmby	38,570(32)	38,570(32)	-	*
Richard B. Cross and Joan B. Cross	427,978(33)	285,714(33)	142,264	1.7%
Marc Rappel	28,570(34)	28,570(34)	-	*
Porter Partners, L.P.	200,000(35)	200,000(35)	-	*
Cranshire Capital, L.P.(36)	200,000(37)	200,000(37)	-	*
Vivian W. Wing	20,000(38)	20,000(38)	-	*
Ravi Chiruvolu	48,570(39)	48,570(39)	-	*
Bruce B. Allen Separate Property Trust #2 DTD 08/09/89	61,056(40)	57,856(40)	3,200	*
Enable Growth Partners, LP (41)	71,428(42)	71,428(42)	-	*
Grant Jasmin (43)	105,500(44)	100,000(44)	5,500	*
Pratap S. Kondamoori (45)	232,856(46)	225,856(46)	7,500	*
Bruce Bailey (47)	178,196(48)	99,364 (49)	78,832	*
Michael R. Jacks (50)	18,000(51)	18,000 (51)	-	*
Gary J. Shemano (52)	18,000(53)	18,000 (53)	-	*
William Corbett	4,000(54)	4,000 (54)	-	*
Peter Forchhammer	20,000(55)	20,000 (55)	-	*
Lalit Ahuja (56)	75,000(57)	75,000(57)	-	*
Ben Merton (58)	35,000(59)	35,000(59)	-	*
Raj ManiKonda (60)	35,000(61)	35,000(61)	-	*
Ravi Chiruvolu (62)	45,000(63)	45,000(63)	-	*
Marvin Reiss (64)	15,000(65)	15,000(65)	-	*
Howard Woo (66)	18,000(67)	15,000(67)	3,000	*
Rispoli & Cie (68)	50,000	50,000	-	*
Wilson Sonsini Goodrich & Rosati (69)	76,080	76,080	-	*
CA - The Concourse Limited Partnership (70)	50,000	50,000	-	*
Daniel S. Mount dba Mount & Stoelker (71)	168,142	168,142	-	*

TOTAL	4,804,176	3,923,736	656,278	5.2%

_________

* Less than 1%.

(1) This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2) Assumes the exercise of all options and warrants held by the selling stockholders.

(3) Intertrust (Curacao) N.V. holds voting and dispositive power over the shares held by Sanctus Spiritus Antilles, N.V.

(4) Includes (i) 32,010 shares of common stock registered for re-sale pursuant to the registration statement on Form S-3 and prospectus related thereto, which became effective on July 22, 2003, and (ii) 142,857 shares of common stock issuable upon the exercise of outstanding warrants.

(5) Includes 142,857 shares of common stock issuable upon the exercise of outstanding warrants.

(6) Grover T. Wickersham is a general partner of Glenbrook Capital, L.P. and holds voting and dispositive power over the shares. Mr. Wickersham served as corporate counsel for DVS from July 2000 to April 2001.

(7) Includes (i) 12,004 shares of common stock registered for re-sale pursuant to the registration statement on Form S-3 and prospectus related thereto, which became effective on July 22, 2003, (ii) 37,500 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003, all of which shares were registered for re-sale pursuant to the registration statement on Form S-3 and prospectus related thereto, which became effective on July 22, 2003, (iii) 50,000 shares of common stock issuable upon exercise of outstanding warrants within 60 days of October 15, 2003, and (iv) 192,857 shares of common stock issuable upon the exercise of outstanding warrants.

(8) Includes (i) 50,000 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003 and (ii) 192,857 shares of common stock issuable upon the exercise of outstanding warrants.

(9) Glenbrook Capital Management is a general partner of Glenbrook Capital, L.P. Mr. Robert W. Lishman is the President of Glenbrook Capital Management and holds voting and dispositive power over the shares beneficially owned by Glenbrook Capital Management.

(10) Includes 299,364 shares of common stock issuable upon the exercise of outstanding warrants.

(11) Includes 299,364 shares of common stock issuable upon the exercise of outstanding warrants.

(12) Charles Stanley Rennie holds voting and dispositive power over the shares held by Purling Holdings Limited.

(13) Includes (i) 16,005 shares of common stock registered for re-sale pursuant to the registration statement on Form S-3 and prospectus related thereto, which became effective on July 22, 2003, and (ii) 71,428 shares of common stock issuable upon the exercise of outstanding warrants.

(14) Includes 71,428 shares of common stock issuable upon the exercise of outstanding warrants.

(15) Includes (i) 31,005 shares held by Purling Holdings Limited over which Mr. Rennie holds voting and dispositive power, (ii) 8,002 shares of common stock registered for re-sale pursuant to the registration statement on Form S-3 and prospectus related thereto, which became effective on July 22, 2003 and (iii) 35,714 shares of common stock issuable upon the exercise of outstanding warrants.

(16) Includes 35,714 shares of common stock issuable upon the exercise of outstanding warrants.

(17) Includes (i) 50,000 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003, and (ii) 77,142 shares of common stock issuable upon the exercise of outstanding warrants.

(18) Includes 35,714 shares of common stock issuable upon the exercise of outstanding warrants.

(19) Includes 9,642 shares of common stock issuable upon the exercise of outstanding warrants.

(20) Includes (i) 25,000 shares of common stock issuable upon the exercise of outstanding options within 60 days of October 15, 2003, (ii) 20,250 shares of common stock issuable upon the exercise of warrants within 60 days of October 15, 2003 and (iii) 30,000 shares of common stock issuable upon the exercise of outstanding warrants.

(21) Includes (i) 20,250 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003 and (ii) 30,000 shares of common stock issuable upon the exercise of outstanding warrants.

(22) Includes 25,000 shares of common stock issuable upon the exercise of outstanding options within 60 days of October 15, 2003.

(23) Mr. Baker is the Chief Financial Officer of DVS.

(24) Includes (i) 87,625 shares of common stock issuable upon the exercise of outstanding options within 60 days of October 15, 2003, (ii) 10,250 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003, and (ii) 15,000 shares of common stock issuable upon the exercise of outstanding warrants.

(25) Includes (i) 10,250 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003 and (ii) 15,000 shares of common stock issuable upon the exercise of outstanding warrants.

(26) Includes 87,625 shares of common stock issuable upon the exercise of outstanding options within 60 days of October 15, 2003.

(27) Mr. Rayapati is a director of DVS.

(28) Includes 35,714 shares of common stock issuable upon the exercise of outstanding warrants.

(29) Includes 40,000 shares of common stock issuable upon the exercise of outstanding warrants.

(30) Includes 22,222 shares of common stock issuable upon the exercise of outstanding warrants.

(31) Includes 38,571 shares of common stock issuable upon the exercise of outstanding warrants. Does not include (i) shares of common stock held by Glenbrook Capital, L.P., (ii) shares of common stock held by Grover T. Wickersham, P.C. Employee Profit Sharing Plan, (iii) 20,200 shares of common stock owned as separate property by Grover Wickersham, (iv) 2,500 shares of common stock owned by the Wickersham Children's Trust, of which Mr. Wickersham serves as trustee, but as to which he disclaims beneficial ownership; (v) 52,400 shares of common stock owned by Grover T. Wickersham, P.C., the law firm of which Mr. Wickersham is the principal.

(32) Includes 19,285 shares of common stock issuable upon the exercise of outstanding warrants.

(33) Includes 142,857 shares of common stock issuable upon the exercise of outstanding warrants.

(34) Includes 14,285 shares of common stock issuable upon the exercise of outstanding warrants.

(35) Includes 100,000 shares of common stock issuable upon the exercise of outstanding warrants.

(36) Mitchell P. Kapin, in his capacity as President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., holds voting and dispositive power over the shares held by Cranshire Capital, L.P.

(37) Includes 100,000 shares of common stock issuable upon the exercise of outstanding warrants.

(38) Includes 10,000 shares of common stock issuable upon the exercise of outstanding warrants.

(39) Includes 24,285 shares of common stock issuable upon the exercise of outstanding warrants.

(40) Includes 28,928 shares of common stock issuable upon the exercise of outstanding warrants.

(41) Mr. Mitch Levine, in his capacity as managing partner of Enable Capital Management, the general partner of Enable Growth Partners, LP, holds voting and dispositive power over the shares held by Enable Growth Partners, LP.

(42) Includes 35,714 shares of common stock issuable upon the exercise of outstanding warrants.

(43) Mr. Jasmin served as a director of DVS from February 17, 2002 to June 11, 2003.

(44) Includes 50,000 shares of common stock issuable upon the exercise of outstanding warrants.

(45) Mr. Kondamoori is a director of DVS.

(46) Includes 146,428 shares of common stock issuable upon the exercise of outstanding warrants.

(47) Bailey & Company, Inc. acted as a placement agent for the Company in connection with the sale of unregistered Units by the Company to certain selling stockholders in transactions not involving any public offering in July 2003. Bruce Bailey holds voting and dispositive power over the shares held by Bailey & Company, Inc.

(48) Includes (i) 99,364 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003; (ii) 21,277 shares held by Bruce Bailey in Trust for Sam Bailey, for which Bruce Bailey holds voting and dispositive power as trustee, (iii) and 57,555 shares held by Bailey & Company, for which Bruce Bailey holds voting and dispositive power.

(49) Includes 99,364 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of October 15, 2003.

(50) Michael R. Jacks is a partner of the Shemano Group, which acted as a placement agent for the Company in connection with the sale of unregistered Units by the Company to certain selling stockholders in transactions not involving any public offering in July 2003.

(51) Includes 18,000 shares of common stock issuable upon the exercise of outstanding warrants.

(52) Gary J. Shemano is the Chairman of the Shemano Group, which acted as a placement agent for the Company in connection with the sale of unregistered Units by the Company to certain selling stockholders in transactions not involving any public offering in July 2003.

(53) Includes 18,000 shares of common stock issuable upon the exercise of outstanding warrants.

(54) Includes 4,000 shares of common stock issuable upon the exercise of outstanding warrants.

(55) Includes 20,000 shares of common stock issuable upon the exercise of outstanding warrants.

(56) Lalit Ahuja is an employee of the Company.

(57) Includes 25,000 shares of common stock issuable upon the exercise of outstanding warrants.

(58) Ben Merton is an employee of the Company.

(59) Includes 35,000 shares of common stock issuable upon the exercise of outstanding warrants.

(60) Ran ManiKonda is an employee of the Company.

(61) Includes 35,000 shares of common stock issuable upon the exercise of outstanding warrants.

(62) Ravi Chiruvolu is an employee of the Company.

(63) Includes 35,000 shares of common stock issuable upon the exercise of outstanding warrants.

(64) Marvin Reiss is an employee of the Company.

(65) Includes 15,000 shares of common stock issuable upon the exercise of outstanding warrants.

(66) Howard Woo is an employee of the Company.

(67) Includes 18,000 shares of common stock issuable upon the exercise of outstanding warrants.

(68) Ben Rispoli, as principal of Rispoli & Cie, holds voting and dispositive power of these shares.

(69) The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, serves as corporate counsel for the Company. Don S. Williams holds voting and dispositive power over these shares.

(70) CA - The Concourse Limited Partnership leased the Company certain real property from July 2001 to June 2003.

(71) Daniel S. Mount holds voting and dispositive power over the shares held by Mount & Stoelker. The law firm of Mount & Stoelker represents the Company in certain litigation matters.

PLAN OF DISTRIBUTION

We are registering 3,923,736 shares of common stock, or the "Shares," on behalf of the selling stockholders. Approximately 2,818,286 Shares were issued to certain selling stockholders in July 2003, in connection with the sale of unregistered Units (each Unit consisting of one share of common stock and a warrant to purchase one share of common stock) by the Company to the selling stockholders in transactions not involving any public offering. The remaining Shares were issued to certain selling stockholders in transactions not involving any public offering, or in full satisfaction of indebtedness owed to the selling stockholders by DVS. In connection with the cancellation of the indebtedness, the selling stockholders waived and released any and all claims relating to such indebtedness.

As used in this prospectus, selling stockholders includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Digital Video Systems, Inc. in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

  an over-the-counter distribution in accordance with the rules of the Nasdaq SmallCap Market;

  ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

  in privately negotiated transactions.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

  sell our common stock short and redeliver the Shares to close out such short positions;

  enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

  loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as underwriters within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as underwriters, they will be subject to the prospectus delivery requirements of the Act. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We may suspend use of the prospectus on written notice to each selling stockholder upon the happening of any event which makes any statement made in the registration statement or related prospectus or any document incorporated, or deemed to be incorporated, untrue in any material respect or which requires the making of any changes in the registration statement or prospectus. In such event, each selling stockholder may not dispose of shares covered by the registration statement or prospectus until the selling stockholders are advised in writing that the use of the applicable prospectus may be resumed. There can be no assurance that the selling stockholders will sell all or any of the Shares.

We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective for up to one (1) year following the initial effective date of this Registration Statement. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time a portion of the unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Digital Video Systems, Inc. for the fiscal year ended December 31, 2002, have been so incorporated in reliance on the report of Burr, Pilger & Mayer LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

  Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the "SEC." In addition, we have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

  STOCK MARKET. The common stock is traded on the Nasdaq SmallCap Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed on April 15, 2003, as amended by Amendment No. 1 filed on April 30, 2003, and as amended by Amendment No. 2 filed on July 14, 2003.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, as amended by Amendment No. 2 filed on April 15, 2003.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed on May 15, 2003, as amended by Amendment No. 1 filed on July 14, 2003.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 filed on August 14, 2003.

  Our Current Report on Form 8-K filed on April 16, 2003.

  The description of our common stock contained in our Registration Statement on Form SB-2 (Registration No. 333-2228), as filed with the SEC on March 8, 1996; as amended by Amendment No. 1, as filed with the SEC on April 23, 1996; and as further amended by Amendment No. 2 as filed with the SEC on May 8, 1996 and any amendment or report subsequently filed by us for the purpose of updating that description.

You may request free copies of these filings by writing or telephoning us at the following address:

Digital Video Systems, Inc.
430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
Attention: Investor Relations
Telephone: (650) 322-8108

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (SEC) registration fee.

Amount To Be Paid by Registrant ($)
SEC registration fee	822.15
Legal fees and expenses	15,000.00
Accounting fees and expenses	10,000.00
Miscellaneous expenses	4,603.21
Total	30,425.37

Item 15. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The registrant's Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law. The registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant has entered into agreements with its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The registrant also maintains certain insurance policies that insure its officers and directors against certain liabilities incurred in their capacities as officers and directors.

Item 16. Exhibits

Exhibit Number	Description of Document
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1	Consent of Burr Pilger & Mayer, LLP, independent accountants.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney.
*	Previously filed with the Registration Statement on Form S-3 (Registration No. 333-108406) on August 29, 2003

Item 17. Undertakings

The undersigned registrant hereby undertakes:

    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on November 12, 2003.

DIGITAL VIDEO SYSTEMS, INC.

By: /s/ Douglas T. Watson
Douglas T. Watson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Douglas T. Watson Douglas T. Watson	Chief Executive Officer and Director (Principal Executive Officer)	November 12, 2003

/s/ Robert Baker Robert Baker	Chief Financial Officer (Principal Financial and Accounting Officer)	November 12, 2003

* Edmund Y. Sun	Co-Chairman of the Board	November 12, 2003

* Pratap S. Kondamoori	Co-Chairman of the Board	November 12, 2003

* Ande Abbott	Director	November 12, 2003
* Cary S. Fitchey	Director	November 12, 2003

* John M. Fuller, Jr.	Director	November 12, 2003

* Venkatapathi Naidu Rayapati	Director	November 12, 2003

* /s/ Douglas T. Watson Douglas T. Watson	Attorney-in-fact	November 12, 2003

INDEX EXHIBIT
Exhibit Number	Description
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered.
23.1	Consent of Burr, Pilger & Mayer, LLP, independent accountants.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney.
*	Previously filed with the Registration Statement on Form S-3 (Registration No. 333-108406) on August 29, 2003